PMU News Release #04-13 TSX, AMEX Symbol PMU September 08, 2004

PACIFIC RIM ANNOUNCES 2005 FIRST QUARTER RESULTS

Pacific Rim Mining Corp. ("Pacific Rim" or "the Company") is pleased to announce its financial results for the three months ended July 31, 2004. Complete financial statements will be included in the Company's 2005 First Quarterly Report to Shareholders to be filed with the appropriate regulatory agencies in mid-September 2005. All monetary amounts are expressed in United States ("US") dollars unless otherwise stated.

Overview
Pacific Rim is a revenue generating gold exploration company with a joint venture interest in a heap leach gold operation in the United States and advanced and early-stage exploration projects in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim's corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the first quarter of fiscal 2005, the Company progressed toward this goal by: advancing the El Dorado gold project with new gold zones discovered through its ongoing exploration drill program; continuing work on the pre-feasibility study to determine the detailed economics of a proposed operation at El Dorado; and, working toward completion and submission of an Environmental Impact Study ("EIS") on the El Dorado project. The Company anticipates commencing underground development activities at El Dorado, pending the results of the pre-feasibility study, during fiscal 2005.

At the Company's flagship El Dorado gold project in El Salvador, two new areas of gold mineralization were discovered during Q1 2005. High grade gold was encountered in drilling at previously untested areas of the South Minita vein in the Central District and the Nance Dulce vein system in the South District. Highlights include 21.1 g/t gold over a true width of 1.64 meters at Nance Dulce and 12.08 g/t gold over a true width of 7.0 meters at South Minita (full results are available on the Company's website).

Financial Highlights (all amounts in thousands of US dollars, except share and per share amounts)
	Q1 2005 (three months ended July 31, 2004)	Q1 2004 (three months ended July 31, 2003)
Revenue	$3,440	$3,023
Operating Costs	$3,252	$3,147
Exploration expenditures	$1,889	$871
Net (loss) before unusual item	$(1,491)	$(1,510)
Net (loss) for the period	$(1,338)	$(1,329)
Per share (basic and diluted)	$(0.02)	$(0.02)
Cash Flow (used) for operating activities	$(536)	$(529)
Net increase (decrease) in cash	$347	$(449)
Common shares outstanding (average)	80,483,994	78,528,594
Fully diluted shares (average)	85,463,094	85,108,874
	July 31, 2004	April 30, 2004
Cash and cash equivalents	$1,810	$1,463
Total assets	$11,688	$14,033
Total liabilities	$3,361	$4,415
Working Capital	$2,194	$3,033

Strategy
In July 2003, Pacific Rim adopted a two-pronged strategy for El Dorado; to move forward with development plans for the 585,000 ounce Minita resource while at the same time continuing to explore for additional resources on the property. A pre-feasibility study to examine the detailed economics of a potential operation based on the Minita resource commenced late in fiscal 2004, with the bulk of the work completed during the first quarter of 2005 and in the weeks following. The report is now nearing completion and is expected by late September 2004. During the first quarter of fiscal 2005, the Company made two new gold discoveries at El Dorado that were confirmed with follow-up drilling subsequent to the end of the period.

"Our strategy is working," states Tom Shrake, CEO. "We are very eager to receive the results of the pre-feasibility study, believing, as we have for some time, that our El Dorado project has the potential to host a highly profitable, low-cost underground gold operation. The Nance Dulce and South Minita gold zones, which are continuing to be drill tested in order to define their dimensions, offer excellent blue sky potential for the addition of new resources to the project. Our second quarter period promises to be very enlightening and exciting with the receipt of the pre-feasibility results and continued drill results from our new discovery zones. We look forward to achieving this milestone and commencing development of our flagship El Dorado project."

Results of Operations
For the three month period ended July 31, 2004, Pacific Rim recorded a net loss of $1.3 million or $0.02 per share, identical to the net loss and loss per share of $1.3 million and $0.02 per share recorded in the comparable period the year earlier. Exploration expenses increased by $1.0 million in the current period compared to Q1 2004 ($1.9 million for Q1 2005 and $0.9 million for Q1 2004) due primarily to increased expenditures at the El Dorado project associated with the pre-feasibility and environmental studies as well as the ongoing exploration drill program. The increase in exploration expenditures was offset by a $0.9 million gain on the sale of equipment from the Denton-Rawhide heap leach operation during Q1 2005, for which there was no comparable item in Q1 2004. Net loss before unusual items was $1.5 million in each of the first quarters of fiscal 2005 and 2004. The Company received $0.2 million in creditor repayments from CMD during both periods, related to residual leach activities.

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $3.4 million for Q1 2005, compared to $3.0 million during the comparable period of fiscal 2004. The increase in revenue is due to an improvement in the gold price received on gold sold during Q1 2005 (an average price of $394 per ounce for Q1 2005 compared to $362 per ounce for the same period of fiscal 2004). Increased silver sales revenues for Q1 2005 compared to Q1 2004 related to improved sales prices for silver also contributed to the quarter over quarter improvement in revenue.

Mine operating costs were $3.3 million in the first quarter of fiscal 2005, compared to $3.1 million in the comparable period of fiscal 2004. During Q1 2005, a gain of $0.9 million on the sale of surplus equipment from the Denton-Rawhide heap leach operation was recorded (for which there is no comparable item for Q1 2004) resulted in mine operating income of $0.6 million for the three month period ended July 31, 2004, compared to an operating loss of $0.5 million for the comparable period a year earlier.

Expenses
Net non-operating expenses increased during Q1 2005 to $2.0 million, compared to $1.0 million for Q1 2004. The current quarter's expenses reflect higher exploration expenditures ($1.9 million in the first quarter of fiscal 2005 compared to $0.9 million in the first quarter of fiscal 2004) related primarily to the Company's increased exploration activities and pre-development activities on its El Dorado gold project as well as its continuation of the La Calera drill program.

Liquidity, Capital Resources and Financial Condition

Liquidity
Pacific Rim's cash position (including cash equivalents) increased by $0.3 million from the Company's 2004 fiscal year end at April 30, 2004 to the end of Q1 2005 at July 31, 2004. This increase in cash and cash equivalents over the 3 months of Q1 2005 reflects net cash flow from Denton-Rawhide of $2.8 million ($3.4 million in revenues less $0.6 million in mine expenditures), plus creditor repayments from CMD of $0.2 million, offset by cash outlays totaling $2.7 million ($2.2 million in exploration expenditures and $0.5 million in general and administrative costs).

Cash Flow (Used For) Operating Activities
Cash flow (used for) operating activities was $(0.5) million in the first quarter of fiscal 2005, effectively the same as the comparable period a year. The negative operating cash flow for Q1 2005 is a result of exploration and administrative activities exceeding net cash inflows from the sale of Denton-Rawhide gold production.

Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $0.9 million during Q1 2005, compared to $0.1 million in Q1 2004. This reflects $0.9 million in proceeds from the sale of surplus equipment from the Denton-Rawhide operation during the current quarter (nil for Q1 2004) and a $0.1 million withdrawal from the reclamation sinking fund in Q1 2004 (nil for Q1 2005).

Cash Flow Provided by Financing Activities
There were no financing activities in either of Q1 2005 or Q1 2004.

Capital Resources and Financial Condition
Pacific Rim's cash, cash equivalents and bullion (in the Company's view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $2.3 million at July 31, 2004. Heap leach inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $1.4 million at July 31, 2004, from $2.9 million at April 30, 2004, as gold was recovered from the Denton-Rawhide heap leach pile over the course of the three-month period of Q1 2005. At July 31, 2004, the book value of Pacific Rim's total assets stood at $11.7 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in heap leach inventories at Denton-Rawhide as well as the decrease in cash and cash equivalents and bullion inventory.

At July 31, 2004, Pacific Rim had current liabilities of $1.7 million, compared to $2.8 million at year-end 2004. Fiscal 2005 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company's purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no long-term debt.

A $1.5 million reduction in current inventories and 0.8 million decrease in bullion inventory, offset in part by a $0.3 million increase in cash and cash equivalents and a $1.1 million decrease in current closure cost liabilities, were the main contributors to the $0.8 million decline in working capital, from $3.0 million at the end of fiscal 2004, to $2.2 million at the end of Q1 2005 (July 31, 2004). Pacific Rim is unable to reliably forecast production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Exploration expenditures in El Salvador have increased during the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005 due to pre-feasibility activities, which are one-time events that are not expected to continue throughout fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts cash flow from Denton-Rawhide no more than 6 months in advance. The Company believes it has sufficient working capital, and anticipates having sufficient cash flow during the second and third quarters of fiscal 2005, to continue its exploration programs if there are no unusual significant capital outlays related to development of the El Dorado project. If the Company decides to commence construction of an access / haulage ramp at El Dorado during the current fiscal year as expected, additional financing will be required.

Off-balance sheet arrangements
Pacific Rim, as a creditor of CMD, was repaid $0.2 million during Q1 2005. This compares to a $0.2 million repayment during the comparable period of fiscal 2004. The Company is owed a further $0.2 million by CMD under its creditors' plan, and believes this amount, or more, may be recovered from the sale of CMD's assets. The eventual recovery of such amounts is, however, uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at July 31, 2004. In March of 2004, the Company agreed to the sale of the shares of the subsidiary that owns the shares of CMD to an unrelated party for $5 million and 4,000,000 shares of the purchaser over four years. The proposed purchaser requested an extension to the date to complete to December 2004, which is subject to receipt of formal documentation.

Production
Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim's share of production from the Denton-Rawhide mine during Q1 2005 was 5,788 ounces of gold and 55,011 ounces of silver at a total cash production cost (as calculated using industry standards) of $478 per ounce of gold produced. This includes $250 per ounce of non-cash ‘heap leach" inventory "drawdown" costs. Actual cash expended per ounce of gold produced in Q1 2005 was $222 per ounce. During the comparable period of fiscal 2004 (the three months ended July 31, 2003), Pacific Rim's share of production was 8,855 ounces of gold and 76,649 ounces of silver at total cash production costs of $320 per ounce (actual cash cost of $82 per ounce). The substantial rise in per ounce total cash production costs and actual cash costs is due to the decrease in gold and silver ounces produced, with little decrease in mine operating expenditures.

Gold prices (as per the London morning and evening fixes) were volatile during the period May 1 to July 31, 2004, ranging from a low of 373.50 on May 14, 2004 to a high of $408.55 on July 12, 2004. The gold price increased marginally over the period, from $389.75 on May 4, 2004 to $391.40 on July 30, 2004 (the first and last gold trading days of the Company's first quarter of fiscal 2005, respectively).

First quarter production from Denton-Rawhide was roughly 35% lower for fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward in roughly 6-month increments.

Outlook
Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued deceleration in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold are expected to converge with the "actual cash production cost" once the heap leach inventory is completely drawn down (at the current rate of heap leach inventory drawdown, this is expected to occur near the end of the second quarter of fiscal 2005). The Company expects that the ultimate total recoverable gold ounces at Denton-Rawhide will exceed the conservatively estimated gold ounces represented in the inventory recorded at July 31, 2004.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource during the second quarter of fiscal 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been conducted and will shortly be submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During the remainder of fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, concentrating in particular on the South Minita and Nance Dulce gold discovery zones, as well as complete its Phase 2 drill program at the nearby La Calera gold project in El Salvador and commence drill testing of the Aurora project in Nevada.

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Certain information set forth in this document contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company's anticipated strategies for growth; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions; and other factors more particularly described in Pacific Rim Mining Corp.'s filings with the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.'s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.